VF 4-21-05



05040145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CHANGE COMMISSION
D. C. 20549
RECEIVED
APR 19 2005
213
PROCESSING SECTION

PAGE
Brokers and Dealers
Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

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SEC FILE NO
8-65442

REPORT FOR THE PERIOD BEGINNING	6/1/04	AND ENDING	12/31/04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Worthmark Alliance VIII, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

9211 Forest Hill Ave., Ste. 202
(No. and Street)

Richmond	VA	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gloria Peterson 651-665-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Olsen Thielen & Co., Ltd.

223 Little Canada Road	St. Paul	MN	55117
Address	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not Resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-15(e)(2).*

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Wuestenhagen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Worthmark Alliance VIII, LLC as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Signature

Vice President, Compliance,
Treasurer, FINOP

Title

Sharon C Peterson

Notary Public

This report contains (check all applicable boxes):**

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [X] (c) **Statement of Income (Loss)**
- [X] (d) **Statement of Cash Flows**
- [X] (e) **Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital**
- [ ] (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] (g) **Computation of Net Capital**
- [ ] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] (j) **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] (k) **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] (l) **An Oath or Affirmation**
- [ ] (m) **A Copy of the SIPC Supplemental Report**
- [ ] (n) **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
- [X] (o) **Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WORTHMARK ALLIANCE VIII, LLC

CONTENTS


OLSEN THIELEN & CO., LTD.

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Members
Worthmark Alliance VIII, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Worthmark Alliance VIII, LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the seven months then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worthmark Alliance VIII, LLC as of December 31, 2004, and the results of its operations and cash flows for the seven months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

WORTHMARK ALLIANCE VIII, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 45,965
Commissions Receivable	4,325
Prepaid Expenses	657
TOTAL ASSETS	$ 50,947

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Due to WorthMark Financial Services, LLC	$ 1,500
Total Liabilities	1,500
MEMBERS' EQUITY:	
Members' Cumulative Contributions	82,824
Member Subscription Receivable	(5,000)
Cumulative Losses	(28,377)
Total Members' Equity	49,447
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 50,947

The accompanying notes are an integral part of the financial statements.

WORTHMARK ALLIANCE VIII, LLC

STATEMENT OF OPERATIONS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2004

REVENUES:	
Commissions Income	$ 29,450
EXPENSES:	
Accounting Services Fee	8,700
Filing Fees	6,853
Other Services	2,244
Legal Fees	2,077
Insurance Expense	775
Rent	700
Bank Charges	56
Total Expenses	21,405
NET INCOME	$ 8,045

The accompanying notes are an integral part of the financial statements.

WORTHMARK ALLIANCE VIII, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2004

	Securian	Outside Members	Total
BALANCE on May 31, 2004	$ 5,015	$ 29,612	$ 34,627
Capital Contributions		**22,824**	**22,824**
Net Income	**(5,015)**	**13,060**	**8,045**
Member Distributions		**(16,049)**	**(16,049)**
BALANCE on December 31, 2004	**$ –**	**$ 49,447**	**$ 49,447**

The accompanying notes are an integral part of the financial statements.

WORTHMARK ALLIANCE VIII, LLC

STATEMENT OF CASH FLOWS
FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 8,045
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Changes in Assets and Liabilities:	
Commissions Receivable	(881)
Prepaid Expenses	93
Due to Worthmark Financial Services, LLC	600
Accounts Payable	(2,656)
Net Cash Provided By Operating Activities	5,201
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	22,824
Distribution to Members	(16,049)
Net Cash Provided By Financing Activities	6,775
INCREASE IN CASH	11,976
CASH at Beginning of Period	33,989
CASH at End of Period	$ 45,965

The accompanying notes are an integral part of the financial statements.

WORTHMARK ALLIANCE VIII, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Worthmark Alliance VIII, LLC (the Company) was formed as a limited liability company on August 31, 2001, and commenced operations on November 19, 2001. The Company was originally formed as a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and an additional member. On July 30, 2003, the additional member resigned its membership in the Company and assigned its entire interest to Securian. Securian was the sole member of the Company until December 5, 2003.

On December 5, 2003, the First Amended and Restated Limited Liability Agreement was executed, to allow additional members of the Company to collectively own 49% of the voting rights in the Company. As stated in the Member Subscription Agreement, each additional member also owns 100 class A units. Securian holds 100 class B units, which represents 51% of the voting rights in the Company. At December 31, 2004, the Company had 23 members, including Securian.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firms' clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company changed its fiscal year end from May 31 to December 31. As such, the financial statements presented are for the seven month period of June 1, 2004 to December 31, 2004.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the Company level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

NOTE 2 - RELATED PARTY TRANSACTIONS

WorthMark Financial Services, LLC, an affiliate of Securian, provided administrative and accounting services along with business development services to the Company which totaled $10,200 for the seven months ended December 31, 2004.

NOTE 3 - ALLOCATION OF PROFITS AND LOSSES

Each month, the Company's profits are allocated to each member's capital account. The profit/loss allocated to each member is determined by allocating each earned commission (or other revenue source) to the account of the member who generated the sale. Each member is then allocated certain expenses. Total expenses are allocated based on the First Amended and Restated Limited Liability Agreement, which states that expenses will be allocated based upon the number of units held by each member.

A minimum capital balance of $2,500 is required of each member. A distribution of profits may be made on a quarterly basis if the balance in member's capital account exceeds the $2,500 minimum. Distributions of $10,649 and $5,400 were declared and paid to certain members in July and November 2004. A capital call is issued to those members whose capital balance is below the required minimum.

In the event that additional capital is needed, Securian will contribute additional capital to the Company in accordance with the Standby Contribution Agreement, in an amount not to exceed $100,000. If an additional contribution is made under this agreement, Securian will receive a 9% preferred interest allocation on the amount contributed.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $44,465 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .03 to 1.0 at December 31, 2004.

NOTE 5 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule 1

WORTHMARK ALLIANCE VIII, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

MEMBERS' EQUITY	$ 49,447
DEDUCTION: NON-ALLOWABLE ASSETS:	
Commissions Receivable	(4,325)
Prepaid Expenses	(657)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	44,465
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 44,465
TOTAL AGGREGATE INDEBTEDNESS	$ 1,500
NET CAPITAL	$ 44,465
Minimum Capital Required to be Maintained (the Greater of $5,000 or 6 2/3 of Aggregate Indebtedness of $1,500)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 39,465
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.03

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.



Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Worthmark Alliance VIII, LLC
Richmond, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Worthmark Alliance VIII, LLC (the Company) for the seven months ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005